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                                                               Filed pursuant to
                                                                  Rule 424(b)(3)
                                                          Registration Statement
                                                                 No.:  333-86331


Prospectus Supplement No. 7, dated August 9, 2001
(To the Prospectus filed December 28, 2000, as supplemented August 3, 2001, June 16, 2001, May 1, 2001, April 6, 2001, March 15, 2001 and March 14, 2001.)


                                UNIVERSE2U INC.

                        2,076,000 Shares of Common Stock


On August 6, 2001, Universe2U Inc. (referred to herein as "we" or the "Company") filed with the Securities and Exchange Commission a Registration Statement on Form S-3 registering 6,750,000 shares of Company common stock. The following is a description of the transaction that the Company entered into in connection with the registration of such shares.

General

On August 1, 2001, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion agreed to purchase on each trading day during the term of the agreement, $15,000 of our common stock or an aggregate of $12.0 million. The $12.0 million of common stock is to be purchased over a 40 month period, subject to a six month extension or earlier termination at our discretion. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. We have the right to set a minimum purchase price at any time as described below.

Purchase of Shares under the Common Stock Purchase Agreement

Under the common stock purchase agreement, on each trading day Fusion is obligated to purchase a specified dollar amount of our common stock. Subject to our right to suspend such purchases at any time, and our right to terminate the agreement with Fusion at any time, each as described below, Fusion shall purchase on each trading day during the term of the agreement $15,000 of our common stock. This daily purchase amount may be decreased by us at any time. We also have the right to increase the daily purchase amount at any time, provided however, we may not increase the daily purchase amount above $15,000 unless our stock price is above $7.00 per share for five consecutive trading days. The purchase price per share is equal to the lesser of:

 .    the lowest sale price of our common stock on the purchase date; or

 .    the average of the three (3) lowest closing sale prices of our common stock during the fifteen (15) consecutive trading days prior to the date of a purchase by Fusion.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing bid price is used to compute the purchase price. Notwithstanding the foregoing, Fusion may not purchase shares of common stock under the common stock purchase agreement if Fusion or its affiliates would beneficially own more than 4.9% of our then aggregate outstanding common stock immediately after the proposed purchase. If the 4.9% limitation is ever
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reached we have the option to increase this limitation to 9.9%. If the 9.9%
limitation is ever reached, this limitation will not limit Fusion's obligation to fund the daily purchase amount.

The following table sets forth the number of shares of our common stock that would be sold to Fusion under the common stock purchase agreement at varying purchase prices:

                                                                         Percentage
                                                                         Outstanding After
                                        Number of Shares to be           Giving Effect to the
Assumed Purchase Price                  Issued if Full Purchase          Issuance to Fusion(1)

$   1.00                                      12,000,000(2)              28%
$   2.00                                       6,000,000(2)              14%
$   2.50                                       4,800,000(2)              11%
$   5.00                                       2,400,000(2)               6%
$   7.00                                       1,714,286                  4%
$  10.00                                       1,200,000                  3%

(1) Based on 43,376,747 shares outstanding as of August 1, 2001. Includes the issuance of 375,000 shares of common stock issued to Fusion as a commitment fee and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column.

(2) We estimate that we will issue no more than 6,000,000 shares to Fusion under the common stock purchase agreement, including the shares issuable as a commitment fee, all of which are included in this offering. If more than 6,000,000 shares are issuable to Fusion under the common stock purchase agreement, we have the right to terminate the agreement without any payment or liability to Fusion.

Minimum Purchase Price

We have the right to set a minimum purchase price ("floor price") at any time. Currently, the floor price is $2.50. We can increase or decrease the floor price at any time upon one trading day prior notice to Fusion. Fusion shall not be permitted or obligated to purchase any shares of our common stock in the event that the purchase price is less than the then applicable floor price as established by us.

Our Right To Suspend Purchases

We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day's notice. Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

Our Right To Increase and Decrease the Daily Purchase Amount

We have the unconditional right to decrease the daily amount to be purchased by Fusion at any time for any reason effective upon one trading day's notice. We also have the right to increase the daily purchase amount at any time for any reason; provided however, we may not increase the daily purchase amount above $15,000 unless our stock price has been above $7.00 per share for five consecutive trading days. For any trading day that the sale price of our common stock is below $7.00, the daily purchase amount shall not be greater than $15,000.

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Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion terminating the common stock purchase agreement. Such notice shall be effective one trading day after Fusion receives such notice.

Effect of Performance of the Common Stock Purchase Agreement on our Shareholders

All shares registered in this offering will be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 40 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion may ultimately purchase all of the shares of common stock issuable under the common stock purchase agreement, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion and (3) terminate the common stock purchase agreement.

No Short-Selling or Hedging by Fusion

Fusion has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Events of Default

Generally, Fusion may terminate the common stock purchase agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:

 .    if for any reason the shares offered by this prospectus cannot be sold pursuant to this prospectus for a period of ten consecutive trading days or for more than an aggregate of 30 trading days in any 365-day period;

 .    suspension by our principal market of our common stock from trading for a period of ten consecutive trading days or for more than an aggregate of 30 trading days in any 365-day period;

 .    our failure to satisfy any listing criteria of our principal market for a period of ten consecutive trading days or for more than an aggregate of 30 trading days in any 365-day period;

 .    the transfer agent's failure for five trading days to issue to Fusion shares of our common stock which Fusion is entitled to under the common stock purchase agreement;

 .    any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse affect on us subject to a cure period of ten trading days;

 .    a default by us of any payment obligation in excess of $1.0 million; or

 .    any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

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Commitment Shares Issued to Fusion

Under the terms of the common stock purchase agreement Fusion has received 375,000 shares of our common stock, and warrants to purchase 375,000 shares of our common stock at an exercise price of $4.00 per share, as a commitment fee. Unless an event of default occurs, Fusion must maintain ownership of 375,000 shares of our common stock (i) for a period of 40 months from the date of the common stock purchase agreement, or (ii) until such date as the common stock purchase agreement is terminated.

No Variable Priced Financings

Until the termination of the common stock purchase agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced equity-like securities unless we have obtained Fusion's prior written consent.


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